EXHIBIT 12

                        NORTHWEST NATURAL GAS COMPANY
              Computation of Ratio of Earnings to Fixed Charges
                     January 1, 1989 - September 30, 1994
                                    ($000)



                                                                 Twelve
                                                                 Months
                                 Year Ended December 31           Ended
                        ---------------------------------------  Sept.30,
                         1989     1990    1991    1992    1993     1994
                        ------- ------- ------- ------- -------  -------
Fixed Charges, as
 defined:
   Interest on Long-
    Term Debt           $19,344 $22,244 $21,977 $23,001 $22,578   $21,600
   Other Interest         4,011   2,853   4,266   3,223   1,906     2,287
   Amortization of Debt
    Discount and Expense    401     363     348     511     775       926
   Interest Portion of
    Rentals               1,235   1,546   1,485   1,439   1,701     1,700
                        ------- ------- ------- ------- -------   -------
   Total Fixed
    Charges, as
    defined             $24,991 $27,006 $28,076 $28,174 $26,960   $26,513
                        ======= ======= ======= ======= =======   =======

Earnings, as defined:
   Net Income           $28,420 $30,724 $14,377 $15,775 $37,647   $32,121
   Taxes on Income       15,366  13,629   2,321   6,951  22,096    17,411
   Fixed Charges,
    as above             24,991  27,006  28,076  28,174  26,960    26,513
                        ------- ------- ------- ------- -------   -------
   Total Earnings,
    as defined          $68,777 $71,359 $44,774 $50,900 $86,703   $76,045
                        ======= ======= ======= ======= =======   =======
Ratio of Earnings to
 Fixed Charges             2.75    2.64    1.59    1.81    3.22      2.87
                           ====    ====    ====    ====    ====      ====